EXHIBIT 99.1

Caledonia Mining Corporation Plc Production Update and Increased Guidance for 2020

ST HELIER, Jersey, Oct. 05, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN & AIM: CMCL) ("Caledonia" or the "Company") announces quarterly gold production from the Blanket Mine in Zimbabwe ("Blanket") for the quarter ended 30 September, 2020 ("Q3 2020" or the "Quarter"). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are, therefore, subject to adjustment following final assay at the refiners.

Highlights

  Approximately 15,164 ounces of gold were produced during the Quarter, an increase of 11.1 per cent on the 13,646 ounces produced in the corresponding quarter of 2019.
  Production guidance for the year to December 31, 2020 increased to between 55,000 and 58,000 ounces.
  Gold produced in the nine months to September 30, 2020 was 42,896 ounces, 12 per cent more than the 38,306 ounces produced in the nine months to September 30, 2019.
  Caledonia remains on track to achieve its production target of 80,000 ounces by 2022.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

"The production of 15,164 ounces in the third quarter is a record result and is an increase of more than 11 per cent compared to the corresponding quarter in 2019.

“Notwithstanding the negative effect of the coronavirus pandemic on supply chains and operating arrangements, Blanket has delivered robust production results for the first nine months of 2020. Due to the strong production, I am delighted that we are now able to increase our production guidance from 53,000 to 56,000 ounces to 55,000 to 58,000 ounces. Along with the increased dividend, this really demonstrates the strength of our business and I would like to thank the team for this result.”

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Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company’s qualified person as defined by Canada’s National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

WH Ireland (Nomad & Broker)
Adrian Hadden/ James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

 Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.